FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited
ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	1,627,464,477

6	Whether shareholder approval is required for buy-back	No

7	Reason for buy-back	To buy back shares as part of the capital management activities of the Company

+ See chapter 19 for defined terms.

30/9/2001

1

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Nil

On-market buy-back

9	Name of broker who will act on the company’s behalf	UBS AG

10	Deleted 30/9/2001.

11	If the company intends to buy back a maximum number of shares - that number	No specific number of shares, but the number of shares required to achieve up to approximately $500 million in value.
Note: This requires a figure to be included, not a percentage.

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company’s current intention is to buy back shares during the period up to and including 31 March 2007.

13	If the company intends to buy back shares if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable

15	Price to be offered for shares	Not applicable

+ See chapter 19 for defined terms.

2

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable

17	Number of shares proposed to be bought back	Not applicable

18	Price to be offered for shares	Not applicable

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable

20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable

21	Price to be offered for shares	Not applicable

22	+Record date for participation in offer	Not applicable

Cross reference: Appendix 7A, clause 9.

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                      There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:
(Director/Company secretary)

Print name:

== == == == ==

+ See chapter 19 for defined terms.

3

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Friday, 3 November 2006

NATIONAL’S DIVIDEND PACKAGE

National Australia Bank Limited (“National”) today announced it had completed an update of its Dividend Reinvestment Plan, Bonus Share Plan and UK Dividend Plan (“Dividend Package”) (attached).

The updates principally relate to non-material market conforming changes. These include:

•                  National now has the flexibility to arrange for participants to receive shares under the Dividend Reinvestment Plan which are bought on market and transferred to them. Previously participants could only be issued new shares.

•                  Several non-material changes have been made to the pricing mechanism when share entitlements are determined:

•                  the price will now be determined over a seven day trading period (previously it was calculated over four trading days);

•                  the pricing period will now commence on the day after the record date (previously it was two days after); and

•                  the Directors of the National have the discretion to adopt a different pricing period in respect of any dividend. If they do so, the new pricing period will be announced to the ASX.

•                  National will now notify participants of any material changes to the plans. Previously participants were required to be advised of all changes, no matter how minor. All changes will continue to be announced to the Australian Stock Exchange in accordance with the Listing Rules.

At the same time, National has updated its Dividend Package shareholder booklet which explains how each plan works. A copy is available on the National’s website www.nabgroup.com.

For further information:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Head of Investor Relations
T 03 8641 3857	T 03 8641 2312
M 0419 369 058	M 0414 446 876

or visit www.nabgroup.com

This statement does not constitute an offer of any securities for sale. The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Dividend

Package

direct credit

dividend reinvestment plan

united kingdom dividend plan

bonus share plan

Need assistance?

Where to return forms and who to contact if you have any questions

Your forms should be returned to either of the addresses below (do not return forms to a branch of the National Group). This is also your first point of contact if you have any questions:

Principal Share Register

Computershare Investor Services Pty Limited

Yarra Falls, 452 Johnston Street,

Abbotsford, Victoria, 3067

Australia

Within Australia:	1300 367 647
Facsimile:	(03) 9473 2500

Outside Australia:	+61 3 9415 4299
Facsimile:	+61 3 9473 2500

Postal address
GPO Box 2333,
Melbourne,
Victoria, 3001
Australia

United Kingdom Branch Register

Computershare Investor Services Plc

The Pavilions,

Bridgwater Road,

Bedminster Down,

Bristol BS99 7NH

United Kingdom

Telephone:	(0870) 703 0197
Facsimile:	(0870) 703 6101

Email:	web.queries@computershare.com.au
Website:	www.nabgroup.com

The Dividend Package

National Australia Bank provides its shareholders with a range of options when it comes to receiving dividends. This booklet sets out the features of the Dividend Package to help you decide on what is the best option for you.

What to do and how to join one of the plans outlined in this booklet

Read this booklet carefully to understand what options are available to you.

You can change your participation in any plan, or your existing instructions, at any time.

Current Shareholders

If you do not wish to change the way you currently receive dividends...

You do not need to take any action. Dividends will continue to be provided in the form that you are currently receiving them.

If you wish to change the way you currently receive dividends...

You need to complete and return a Dividend Nomination Advice.

Shareholders in Australia, New Zealand and the United Kingdom who receive all or part of their dividends in cash can be paid by cheque or direct credit into a bank account nominated by them. To change the way you currently receive these cash dividends, you need to complete and return a Direct Credit Instruction Form.

Shareholders in other countries can only be paid cash dividends by cheque.

New Shareholders

You should consider how you wish to receive your dividends and complete and return a Dividend Nomination Advice if you wish to apply to participate in one of the plans outlined in this booklet.

If you do not return a Dividend Nomination Advice, you will normally receive your dividends in cash. This will be paid by cheque although shareholders in Australia, New Zealand and the United Kingdom can direct payment to a bank account by returning a Direct Credit Instruction Form.

Where to find the forms

All forms relevant to the Dividend Package, including the Dividend Nomination Advice and the Direct Credit Instruction Form, are available on the website www.nabgroup.com. You can also obtain copies by contacting the Share Registry.

When do you need to return your forms

For a Dividend Nomination Advice or a Direct Credit Instruction Form to be effective for the next dividend, it must be received no later than 5.00 pm (Melbourne time) on the record date for determining entitlements to that next dividend. Forms received after this time will not become effective until the following dividend.

Any information provided by the National in this booklet is of a general nature only and does not take into account your personal circumstances. You should consult your own financial, or legal adviser if you are unsure about what option is best for you. Further, you should not rely on the comments in this booklet regarding the taxation consequences of choosing to receive cash dividends or to participate in the DRP, BSP or the U.K. Dividend Plan for your own taxation purposes and should seek your own independent taxation advice before deciding which option is best for you.

Highlights of the Dividend Package

Cash Dividends

•                  You can receive all or part of your dividends in cash.

•                  The cash dividends are paid by cheque, although shareholders in Australia, New Zealand and the United Kingdom can direct payment to a bank account.

The Dividend Reinvestment Plan (DRP)

•                  Offers a convenient way for you to increase your shareholding in the National by reinvesting some or all of your dividends in additional shares.

•                  Shares are issued or transferred at a price based on the market price.

•                  You do not have to appoint a broker and you do not have to pay fees, brokerage or other administration costs.

•                  Shares issued under the DRP rank equally in all respects with existing fully paid ordinary shares and are credited directly to your shareholding.

•                  Participation is voluntary and you can join the DRP, vary your participation or withdraw from it at any time.

•                  You can choose to have less than your full shareholding participate in the DRP, provided you specify a minimum of 35 shares to participate. The maximum number of your shares that can participate is 15,000.

The Bonus Share Plan (BSP)

•                  Offers another way for you to increase your shareholding in the National.

•                  It is similar to the DRP in many ways but it is different in the following important areas (and so it may be attractive to some, but not all, shareholders):

•                  it involves forgoing all or part of your entitlement to a dividend and receiving bonus shares instead;

•                  there are different tax consequences; and

•                  there is no maximum limit on participation.

The United Kingdom Dividend Plan (U.K. Dividend Plan)

•                  Enables shareholders to receive United Kingdom sourced dividends (paid in cash) and may also enable them to obtain the benefit of a tax credit as a result of that country’s tax system.

•                  The cash dividends are paid to you in pounds sterling by one of the National’s United Kingdom subsidiaries (National Australia Group Europe Limited).

•                  Payment is by cheque or direct credit.

•                  The cash dividends you receive under the U.K. Dividend Plan can also be reinvested in shares through the DRP.

Flexibility and Choice

The plans outlined in this booklet and the option of having cash dividends paid by either cheque or direct credit allows you to tailor the way in which you receive the benefits of your investment in the National to suit your needs and circumstances.

There is flexibility to participate in more than one plan at the same time, but you should note that:

•                  there are some limits on participation (as outlined above);

•                  you cannot participate in both the DRP and the BSP in respect of the same shares;

•                  you cannot participate in both the U.K. Dividend Plan and the BSP in respect of the same shares; and

•                  unless you split your holding, you can only participate in the U.K. Dividend Plan in respect of all of your shares.

The table below sets out where in this booklet you can learn more about the options available to you

Where to find
Option	out more
How you can receive cash dividends	pages 6 to 8

Participating in the DRP	pages 9 to 13

Participating in the BSP	pages 14 to 19

Participating in the U.K. Dividend Plan	pages 20 to 24

The terms and conditions of the DRP, BSP and U.K. Dividend Plan are set out in full on pages 25 to 44.

Cash Dividends

Payment of Dividends

Dividends are normally paid in July and December each year.

You will automatically receive your dividends in cash unless you have given notice that you wish to participate in the DRP and/or the BSP.

You have the flexibility to receive all or part of your dividends in cash.

Cheque or Direct Credit

Dividends paid in cash can be received:

•                  by cheque (sent to your registered address); or

•                  by direct credit (currently, this facility is only available for shareholders in Australia, New Zealand and the United Kingdom). More information on the direct credit facility is set out below.

If you do not participate in the DRP or the BSP, you will receive your dividends in cash.

It is possible to receive United Kingdom sourced dividends (paid in cash in pounds sterling) through participating in the U.K. Dividend Plan. This enables shareholders resident in the United Kingdom to obtain the benefit of a tax credit as a result of that country’s tax system. See pages 20 to 24 for further information.

Accounts that you can nominate for the Direct Credit Facility

Australian shareholders

Dividends can be paid to an account at an Australian branch of any bank, building society or credit union and will be paid into those accounts in Australian currency.

New Zealand and United Kingdom shareholders

Dividends can be paid into an account operated at a New Zealand or United Kingdom branch of any bank. The dividends will be paid in New Zealand or United Kingdom currency (as applicable).

The conversion rate is set in advance on the relevant record date.

Benefits of the Direct Credit Facility

•                  There is no risk of your cheque being lost or stolen.

•                  Your dividend is paid directly to your nominated account and you do not have to worry about any postal delays.

•                  A dividend statement is sent to your registered address at the time of each payment, which sets out the amount paid into your account and the imputation details.

•                  For shareholders in New Zealand and the United Kingdom, using the direct credit facility removes the cost of converting Australian currency cheques into your local currency.

Tax

Australian resident shareholders

Any cash dividend you receive forms part of your Australian taxable income. The dividend may also be fully or partly franked under Australia’s dividend imputation system. Any franking credits attached to the dividend also form part of your Australian taxable income. However, you are generally entitled to a rebate of tax based on the franking credits attached to the dividend.

The cash dividend option may appeal to you if you are able to take advantage of any franking credits that may be attached to the dividend and if you require a regular income from your investment in the National. The Directors of the National anticipate that, in the normal course of events, dividends will be fully or partly franked.

Non-Australian resident shareholders

You will generally be subject to Australian dividend withholding tax on the unfranked part of the dividend. However, you will not be subject to Australian dividend withholding tax on the unfranked part of the dividend to the extent that it is designated as ‘conduit foreign income’ by the National, or on the franked part of the dividend. The extent to which the dividend is designated as conduit foreign income will be included on each relevant dividend statement. The dividend is not otherwise subject to tax in Australia and you will be unable to use any franking credits attached to it.

The National can also attach New Zealand imputation credits to dividends paid. As a general rule, New Zealand imputation credits are only relevant for shareholders who are required to file New Zealand income tax returns. To enable shareholders to obtain the benefit of New Zealand imputation credits, a dividend statement will be sent to those shareholders with a registered address in New Zealand detailing the New Zealand imputation credits attached.

This discussion deals mostly with the Australian tax consequences for shareholders residing outside of Australia. You should seek independent tax advice in respect of the tax treatment of cash dividends in your country of residence.

The Operation of the Dividend Reinvestment Plan (DRP)

The DRP is a convenient way for you to increase your shareholding in the National by reinvesting some or all of your dividends in additional shares.

Eligibility

All shareholders are eligible to participate in the DRP.

However, shareholders in some countries may not be able to participate because of legal and administrative requirements in their country. The Directors of the National have the discretion to determine whether any such shareholders are excluded from the DRP. For example, the Directors have determined that United States shareholders are currently not able to participate.

Limits on Participating in the DRP

Participation in the DRP is voluntary, however there are some limits.

Number of shares that can participate

•                  A minimum of 35 shares must participate in the plan.

•                  A maximum of 15,000 shares can participate in the plan.

The Directors of the National can change these limits from time to time.

If you have split your accounts, these limits apply across your total holding.

Participation in more than one plan

•                  You cannot participate in both the DRP and the BSP in respect of the same shares.

•                  The cash dividends you receive under the U.K. Dividend Plan can also be reinvested in shares through the DRP.

Types of Participation

There are two types of participation.

Full participation

This means that you participate in respect of all of the shares registered in your name as at each record date for a dividend.

Partial participation

This means that you participate in respect of some but not all of the shares registered in your name as at each record date for a dividend. Accordingly, you need to specify the exact number of shares you wish to participate in the DRP when applying to participate.

However, whether you are a full participant or a partial participant, you are always subject to the overall limits on participation in the DRP outlined above.

Dividends on the part of your shareholding (if any) that does not participate in the DRP will be paid to you in cash, unless you choose to participate in the BSP in respect of some or all of that shareholding.

Participation by additional shares

Shares provided to you under the DRP

Shares provided to you under the DRP will automatically be added to those already participating in the DRP (subject to the participation limits) unless you change your participation.

Shares you acquire outside the DRP

Full participants

If you are a full participant, any other shares you acquire (for example by buying them on market) will automatically be added to that shareholding already participating in the DRP (subject to the participation limits) unless you change your participation.

Partial participants

If you are a partial participant, any other shares you acquire will not participate in the DRP unless you direct them to do so.

Dividend Nomination Advice

To apply to participate in the DRP, you need to complete a Dividend Nomination Advice and return it to the Share Registry.

However, you do not need to complete and return a Dividend Nomination Advice for each dividend paid by the National. Your participation will remain in force until you choose to withdraw from the DRP or you vary your participation.

Price

Shares will be issued or transferred to you at a price based on the current market price.

The price is the average of the daily volume weighted average market price of the National’s ordinary shares sold on the Australian Stock Exchange (excluding not ‘at-market’ trades) during the seven trading days starting on the Trading Day after the Record Date for that particular Dividend, calculated to two decimal places. The Directors can specify another time period to determine the price and the National will make an announcement to the ASX if they do so.

Number of shares you receive under the DRP

The number of shares you receive is calculated by multiplying the number of your shares participating in the DRP by the dividend (in Australian dollars), deducting any withholding tax (if applicable) and then dividing this amount by the price outlined above. This calculation is rounded up to the nearest whole number of shares

The shares are provided to you at the same time that the cash dividend is paid.

Administration Costs

All administration costs of the DRP are met by the National.

You do not have to pay any brokerage, commission or other administration costs on shares transferred or issued under the DRP and, under current law, no stamp duty is payable by you in respect of those shares.

Statements

Following each dividend payment, you will be sent a statement that sets out the shares provided to you under the DRP. If you have shares that are held on the National’s United Kingdom register, you will also be sent a share certificate for the number of shares provided.

Operation of the DRP

In operating the DRP, the National may in its discretion:

•                  either issue new shares, or arrange for existing shares to be purchased on market and transferred, to shareholders participating in the DRP (shares issued under the DRP rank equally in all respects with existing fully paid ordinary shares);

•                  arrange for the DRP to be fully or partially underwritten in respect of any dividends; and

•                  may vary, suspend or terminate the DRP at any time.

The terms and conditions of the DRP are set out on page 25 onwards.

Tax

Australian resident shareholders

Any dividend applied to acquire shares under the DRP forms part of your Australian taxable income. The dividend may also be fully or partly franked under Australia’s dividend imputation system. Any franking credits attached to the dividend also form part of your Australian taxable income. However, you are generally entitled to a rebate of tax based on the franking credits attached to the dividend.

You are subject to Australian tax on any capital gain made when you dispose of shares you receive under the DRP. For the purpose of calculating any capital gain (or capital loss), the cost of the shares acquired under the DRP is the price calculated in accordance with the formula for calculating the ‘current market price’ described on page 25. The price will be included on each relevant dividend statement.

Non-Australian resident shareholders

You will generally be subject to Australian dividend withholding tax on the unfranked part of a dividend. However, you will not be subject to Australian dividend withholding tax on the unfranked part of the dividend to the extent that it is designated as ‘conduit foreign income’ by the National, or on the franked part of the dividend. The extent to which the dividend is designated as conduit foreign income will be included on each relevant dividend statement. The dividend is not otherwise subject to tax in Australia and you will be unable to use any franking credits attached to it.

If you dispose of shares you receive under the DRP, you are currently not subject to Australian tax on any capital gain, and you are not entitled to any capital loss where, broadly, you owned less than 10% of the ordinary shares in the National at all times in the 5 years before the disposal. Proposed amendments to Australia’s non-resident capital gains rules will, if they become law, introduce a broader exemption from the date the new law comes into effect. Please refer to the National’s Group website www.nabgroup.com for further details of these proposed amendments.

You should seek independent tax advice in respect of the tax treatment in your country of residence of dividends reinvested under the DRP and the disposal of shares provided under the DRP.

The Operation of the Bonus Share Plan (BSP)

The BSP is another way for you to increase your shareholding in the National as it allows you to forgo all or part of your entitlement to a dividend and receive bonus shares instead.

You will notice that the BSP is similar to the DRP in many ways but it is different in some important areas (including the tax consequences) and for this reason may be attractive to some, but not all, shareholders.

Eligibility

All shareholders are eligible to participate in the BSP.

As with the DRP, shareholders in some countries may not be able to participate because of legal and administrative requirements in their country. The Directors of the National have discretion to determine whether any such shareholders are excluded from the BSP. For example, as with the DRP, the Directors have determined that United States shareholders are not currently able to participate in the BSP.

Limits on Participating in the BSP

Participation in the BSP is voluntary, however there are some limits.

Number of shares that can participate

•                  A minimum of 35 shares must participate in the plan.

•                  Currently there is no maximum limit on participation.

The Directors of the National can change these limits from time to time.

Participation in more than one plan

•                  You cannot participate in both the BSP and the DRP in respect of the same shares.

•                  You cannot participate in the BSP and the U.K. Dividend Plan in respect of the same shares.

Types of Participation

There are two types of participation.

Full participation

This means that you participate in respect of all of the shares registered in your name as at each record date for a dividend.

Partial participation

This means that you participate in respect of some but not all of the shares registered in your name as at each record date for a dividend. Accordingly, you need to specify the exact number of shares you wish to participate in the BSP when applying to participate.

Dividends on the part of your shareholding (if any) that does not participate in the BSP will be paid to you in cash, unless you choose to participate in the DRP in respect of some or all of that shareholding.

Order of priority

If you decide to forgo all or part of your entitlement to a dividend and participate in the BSP instead, the National will automatically override any conflicting existing arrangements for the DRP.

This means that you will be deemed to have instructed us that you wish to participate in the various plans in the following order:

•                  the BSP; and then

•                  the DRP,

(subject to the maximum participation in those plans that you specify on your Dividend Nomination Advice and the limits on participation that apply to the DRP). You will also be deemed to have instructed us that any balance of your shareholding will receive cash dividends.

Participation by Additional Shares

Shares provided to you under the BSP

Bonus shares provided to you under the BSP will automatically be added to those already participating in the BSP (subject to any participation limits) unless you change your participation.

Shares you acquire outside the BSP

Full participants

If you are a full participant, any other shares you acquire (for example by buying them on market) will automatically be added to that shareholding already participating in the BSP (subject to any participation limits) unless you change your participation.

Partial participants

If you are a partial participant, any other shares you acquire will not participate in the BSP unless you direct them to do so.

Dividend Nomination Advice

To apply to participate in the BSP, you need to complete a Dividend Nomination Advice and return it to the Share Registry.

However, you do not need to complete and return a Dividend Nomination Advice for each dividend paid by the National. Your participation will remain in force until you choose to withdraw from the BSP or you vary your participation.

Price

Bonus shares will be issued to you at a price based on the current market price.

The price is the average of the daily volume weighted average market price of the National’s ordinary shares sold on the Australian Stock Exchange (excluding not ‘at-market’ trades) during the seven trading days starting on the Trading Day after the Record Date for the particular dividend, calculated to two decimal places. The Directors can specify another time period to determine the price and the National will make an announcement to the ASX if they do so.

This is the same price as that which is used under the DRP.

Number of Bonus Shares you receive under the BSP

The number of bonus shares you receive is calculated by multiplying the number of your shares participating in the BSP by the dividend and dividing this amount by the price outlined above. This calculation is rounded up to the nearest whole number of shares.

The bonus shares are provided to you at the same time that the cash dividend is paid.

Administration Costs

All administration costs of the BSP are met by the National.

You do not have to pay any brokerage, commission or other administration costs on bonus shares issued under the BSP and, under current law, no stamp duty is payable by you in respect of those shares.

Statements

Following each dividend payment, you will be sent a statement that sets out the shares provided to you under the BSP. If you have shares that are held on the National’s United Kingdom register, you will also be sent a share certificate for the number of shares provided.

Operation of the BSP

In operating the BSP, the National may in its discretion:

•                  arrange for the BSP to be fully or partially underwritten in respect of any dividends; and

•                  may vary, suspend or terminate the BSP at any time.

Unlike the DRP, the National may only issue new shares to shareholders participating in the BSP. Shares cannot be purchased on market. The shares issued under the BSP rank equally in all respect with existing fully paid ordinary shares.

The terms and conditions of the BSP are set out on page 25 onwards.

Tax

Australian resident shareholders

Generally, bonus shares you receive do not form part of your Australian taxable income and franking credits do not attach to these shares. If you dispose of the bonus shares then you will be subject to Australian tax on any capital gain if your entitlement to bonus shares arose from original shares acquired after 19 September 1985. To calculate any capital gain (or capital loss) you make, the cost of the bonus shares is calculated by apportioning the cost of the original shares over both the original and bonus shares. You will not be subject to Australian tax on any capital gain if your entitlement to bonus shares arose from original shares acquired before 20 September 1985.

In certain circumstances, bonus shares are treated as dividends and form part of your Australian taxable income. Please refer to the National’s Group website www.nabgroup.com for further information about the taxation consequences of participating in the BSP where your bonus shares are treated as a dividend.

Non-Australian resident shareholders

Generally, no Australian dividend withholding tax is payable and no amount should form part of your Australian taxable income, in respect of bonus shares you receive. You will not be subject to Australian tax on any capital gain and will not be entitled to any capital loss upon disposal of bonus shares where your entitlement to the shares arose from original shares acquired before 20 September 1985, or your entitlement to the shares arose from original shares acquired after 19 September 1985 and, broadly, you owned less than 10% of the shares in the National at all times in the 5 years before the disposal. Proposed amendments to Australia’s non-resident capital gains rules will, if they become law, introduce a broader exemption from the date the new law comes into effect.

Please refer to the National’s Group www.nabgroup.com for information about the taxation consequences of participating in the BSP where your bonus shares are treated as a dividend or for further details of the proposed amendments to Australia’s non-resident capital gains rules.

You should seek independent tax advice in your country of residence in respect of the tax treatment of receiving bonus shares and the disposal of bonus shares.

The Operation of the United Kingdom Dividend Plan (U.K. Dividend Plan)

Participating in the U.K. Dividend Plan may enable shareholders resident in the United Kingdom to obtain the benefit of a tax credit as a result of that country’s tax system. You still receive cash dividends but these are paid to you by one of the National’s United Kingdom subsidiaries (National Australia Group Europe Limited) and accordingly you receive United Kingdom sourced dividends.

Generally, Australian resident shareholders do not benefit from participating in the U.K. Dividend Plan.

Eligibility

All shareholders are eligible to participate in the U.K. Dividend Plan.

As with the DRP and the BSP, shareholders in some countries may not be able to participate because of legal and administrative requirements in their country. The Directors of the National have discretion to determine whether any such shareholders are excluded from the U.K. Dividend Plan. For example, as with the DRP and the BSP, the Directors have determined that United States shareholders are not currently able to participate in the U.K. Dividend Plan.

Dividend Nomination Advice

To apply to participate in the U.K. Dividend Plan, you need to complete a Dividend Nomination Advice and return it to the Share Registry.

However, you do not need to complete and return a Dividend Nomination Advice for each dividend. Your participation will remain in force until you choose to withdraw from the U.K. Dividend Plan.

Limits on Participation

There are no minimum or maximum participation limits, however, full participation only is allowed. That is, you can only participate in respect of all of the shares registered in your name although you can split your holding (ie by establishing a No. 2 Account) and only seek to participate in the U.K. Dividend Plan in respect of one of your accounts.

Participation in more than one plan

The cash dividends you receive under the U.K. Dividend Plan can also be reinvested in shares through the DRP. You cannot participate in the U.K. Dividend Plan and the BSP in respect of the same shares.

Payments of Dividends

Dividends provided to you under the U.K. Dividend Plan are paid in cash in pounds sterling (either by cheque or direct credit), unless you have chosen to reinvest some or all of those dividends in the National shares by also participating in the DRP.

The advantages of the direct credit facility for cash dividends are discussed on page 7 of this booklet.

The dividends are converted from Australian dollars at a rate determined by the Directors of the National in respect of each dividend and is notified to you on your dividend statement.

No guarantee of United Kingdom Sourced Dividends

You are not guaranteed of receiving United Kingdom sourced dividends by participating in the U.K. Dividend Plan. This is because the payment of these dividends by the National’s United Kingdom and depends on a number of factors including the National’s financial strategy, the availability of distributable profits from United Kingdom operations and the number of participants in the U.K. Dividend Plan.

However, if the National’s United Kingdom does not pay a dividend on your participating shares for any reason (or if you are paid less than the cash dividend paid to other shareholders), you will receive the whole or balance of that dividend entitlement from the National, paid in Australian dollars.

Statements

Following each dividend payment, you will be sent a statement that sets out the dividends paid to you under the U.K. Dividend Plan.

Operation of the U.K. Dividend Plan

The National may vary, suspend or terminate the U.K. Dividend Plan at any time. The terms and conditions of the U.K. Dividend Plan are set out on page 25 onwards.

Tax

United Kingdom shareholders

The comments below are of a general nature and may not apply to certain categories of person, for example, dealers in shares and/or securities.

Clearance has been obtained from HM Revenue & Customs under Section 707 of the Income and Corporation Taxes Act 1988 in respect of the U.K. Dividend Plan. This clearance confirms that HM Revenue & Customs will not seek to challenge the U.K. Dividend Plan on the grounds that it provides an improper tax advantage to shareholders.

An election to participate in, or withdraw from, the U.K. Dividend Plan may result in a part disposal for capital gains tax purposes of an interest in the trustee’s share in the National’s United Kingdom subsidiary. However, as the interest disposed of would have only a minimal value, it is anticipated that no charge to capital gains tax or corporation tax will arise.

By electing to receive a dividend from the National’s United Kingdom subsidiary, U.K. tax resident individuals obtain the benefit of the notional 10% tax credit. For United Kingdom tax resident individuals who are not higher rate tax payers, the notional 10% tax credit satisfies the United Kingdom tax liability on the dividend in full.

Tax exempt institutional shareholders, such as United Kingdom pension funds, are not able to claim payment of tax credits attaching to dividends paid by United Kingdom companies.

You should be aware that the HM Revenue & Customs’ interpretation, and application of the rules indicated to the National, is not conclusive and binding on shareholders.

You should seek your own professional advice if you wish to consider the HM Revenue & Customs’ interpretation of, or practical application by HM Revenue & Customs of the rules relating to your tax position.

Australian shareholders

Australian resident corporate shareholders obtain no tax credit on a dividend paid by the National’s United Kingdom subsidiary. Dividends received from the National on ordinary shares which do not participate in the U.K. Dividend Plan carry an Australian franking credit to the extent those dividends are franked.

It is not anticipated that you will derive Australian income as a result of your participation in the U.K. Dividend Plan. In addition, you should not suffer capital gains tax due solely to your participation in, or withdrawal from, the U.K. Dividend Plan. The National has received confirmation from the Australian Taxation Office in respect of these taxation consequences.

Shareholders in other countries

At present, overseas shareholders cannot use the Australian franking credit attaching to franked dividends paid by the National.

Some jurisdictions have completed double taxation conventions or agreements with the United Kingdom which give entitlement to obtain payment of part of the tax credit attaching to dividends paid by United Kingdom companies, however, in most cases no payment would be due. Where any payment was due, such payment would be negligible. You should seek independent tax advice in your country of residence in respect of the tax treatment of participating in the U.K. Dividend Plan.

Terms and Conditions of the DRP, BSP & U.K. Dividend Plan

A. General

The following terms and conditions relate to the National’s dividend package comprising the Dividend Reinvestment Plan, the Bonus Share Plan and the U.K. Dividend Plan as herein defined.

With respect to each Plan –

1. Definitions

‘Applicant’ means an Eligible Person who applies to participate in the Plan;

‘Application’ means an Application made on a Nomination Advice (or in such other written form acceptable to the Directors) to participate in a Plan;

‘Bonus Share Plan’ (or ‘BSP’) means the Bonus Share Plan originally approved by Shareholders on 29 September 1988, as amended from time to time in accordance with its terms;

‘Bonus Shares’ means fully paid Ordinary Shares issued pursuant to the Bonus Share Plan;

‘Cash Dividend’ means a dividend payable wholly in cash and, in the case of a dividend payable only partly in cash, that part of the dividend which is payable in cash;

‘Current Market Price’ means, for any Dividend, the arithmetic average of the VWAP during the seven Trading Days commencing on the Trading Day after the Record Date for that Dividend (or such other date as specified by the Directors), or any other period specified by the Directors and as announced to the market through the Australian Stock Exchange Limited’s company announcements platform, calculated to two decimal places;

‘Directors’ means the Board of Directors for the time being of the National;

‘Dividend’ means a Dividend that the Directors have determined is payable with respect to Ordinary Shares;

‘Dividend Nomination Advice’ means the form from time to time approved by Directors by which an Eligible Person applies to join either the Dividend Reinvestment Plan or the Bonus Share Plan, and also by which a Participant in either the Dividend Reinvestment Plan or the Bonus Share Plan applies to vary the level of or withdraw from participation in either or both of those Plans;

‘Dividend Reinvestment Plan’ (or ‘DRP’) means the Dividend Reinvestment Plan originally approved by Shareholders on 5 May 1983, as amended from time to time in accordance with its terms;

‘Eligible Person’ with respect to each Plan means a Shareholder who –

(a)   does not have a registered address in any place in which in the opinion of the Directors, participation or the making of an offer to participate in the Plan, is or would be unlawful or impracticable; and

(b)   is not a person or a person of a class, whom the Directors in their discretion have determined not to be eligible to participate in the Plan;

‘Full Participant’ means, in the case of the Bonus Share Plan, a Participant who for the time being participates in the Plan in respect of all the Ordinary Shares registered in their name and in the case of the Dividend Reinvestment Plan, a Participant who for the time being participates in that Plan in respect of all of the Ordinary Shares registered in their name (subject to a minimum of 35 shares and a maximum of 15,000 shares);

‘Group’ means National Australia Bank Limited and its subsidiaries taken as a whole;

‘Income Share’ means, in relation to the U.K. Dividend Plan, the non-voting income share of GB£1 nominal value in the capital of the Subsidiary;

‘The National’ means National Australia Bank Limited;

‘Nomination Advice’ means, the Dividend Nomination Advice and/or the U.K. Dividend Plan Nomination Advice (as the context requires);

‘Ordinary Share’ means an issued and fully paid ordinary share of the National and, where the context so admits, an issued partly paid ordinary share of the National;

‘Partial Participant’ means a Participant who for the time being participates in the Bonus Share Plan or the Dividend Reinvestment Plan in respect of some, but not all, of the Ordinary Shares registered in their name;

‘Participant’ means a person who is the holder of a Participating Share;

‘Participating Share’ means an Ordinary Share which has become subject to a Plan;

‘Plan’, or ‘Plans’ means any one or all of the Bonus Share Plan, Dividend Reinvestment Plan and the U.K. Dividend Plan, as the context so requires;

‘Plan Statement’ means, with respect to each Plan, a separate statement prepared by and forwarded from the Share Registry in respect of each Dividend payment and giving the information outlined in the terms and conditions specific to that Plan;

‘Record Date’ means, in relation to a Dividend, the time and date upon which determination of entitlements to that Dividend is made;

‘Register’ means a register of members of the National;

‘Related Cash Dividend’ for the purpose of the U.K. Dividend Plan has the meaning given to it in clause 23(b)(i);

‘Shareholder’ means a person for the time being registered as a holder of Ordinary Shares;

‘Share Registry’ means the National’s Share Registry, being either the Principal Share Registry or the U.K. Share Registry;

‘Subsidiary’ means National Australia Group Europe Limited, a wholly owned subsidiary of the National;

‘Trading Day’ has the meaning given to that expression in the Listing Rules of the Australian Stock Exchange Limited provided that –

(a)          any day in which there is a trading halt on the Ordinary Shares, or during which trading in the Ordinary Shares is suspended, for the entire day will not be a trading day; and

(b)         if there is a trading halt on the Ordinary Shares, or trading in the Ordinary Shares is suspended, for only part of a day, the Directors will determine in their discretion, whether that day will be a trading day;

‘Trust Deed’ means the Trust Deed entered into between the National and NAF Trustee Limited as original Trustee pursuant to which the Income Share will be held by the Trustee on trust for the Participants in the U.K. Dividend Plan;

‘Trustee’ means the Trustee or Trustees for the time being appointed under the Trust Deed;

‘U.K. Dividend Plan’ (or ‘UKDP’) means the United Kingdom Dividend Plan originally approved by Shareholders on 21 September 1989, as amended from time to time in accordance with its terms;

‘U.K. Dividend Plan Nomination Advice’ means a notice in such a form as may from time to time be approved by Directors by which an Eligible Person applies to join or a Participant applies to vary the level of or withdraw from participation in the U.K. Dividend Plan;

‘VWAP’ means, for an Ordinary Share on any day, the volume weighted average price of Ordinary Shares sold on the Australian Stock Exchange Limited on that day, excluding any transactions defined in the Market Rules of the Australian Stock Exchange Limited as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Ordinary Shares, any overnight crossings or other trades on that day that the National decides to exclude on the basis that they are not fairly reflective of natural supply and demand, calculated to two decimal places.

Words importing the singular number shall include the plural where the context so admits and vice versa and words importing the masculine gender shall include every other gender. Headings used shall not affect interpretation of these terms and conditions. A reference to a person includes a reference to a body corporate.

References to a Plan are to that Plan as amended from time to time.

2. Taxation

The National –

(a)          does not assume liability for any taxes or other imposts assessed against or imposed upon a Participant,

(b)         does not represent or warrant that a Participant will gain any taxation advantage or will not incur a taxation liability or disadvantage by participation in one or more of the Plans.

3. Participation and Variation and Termination of Participation in a Plan or Plans

(a)          Subject to the specific terms and conditions relating to each Plan (including without limitation clause 7) and to paragraph (b) below, the National will admit

Eligible Persons to a nominated Plan following receipt by the National of an Application on the required Nomination Advice in form and substance acceptable to the National.

(b)         The National shall have an absolute discretion to refuse to admit an Applicant to a Plan or Plans without giving reasons, but if it shall do so it will notify the Applicant as soon as practicable. In particular, the Directors are entitled (but not obliged) to refuse to admit an Applicant to a Plan where that Applicant has, in the opinion of the Board, split a share-holding or acquired shares as part of such a split, in order to increase the number of Ordinary Shares that may be provided to that Applicant or another person under a Plan.

(c)          An Ordinary Share may simultaneously be a Participating Share in both the U.K. Dividend Plan and the Dividend Reinvestment Plan, but otherwise no Ordinary Share may be a Participating Share in more than one Plan at any time. A Participant may only participate in the Dividend Reinvestment Plan in respect of Ordinary Shares in respect of a minimum of 35 Ordinary Shares and a maximum of 15,000 Ordinary Shares registered in their name.

(d)         Subject to (c) above, in the case of the Bonus Share Plan, an Application may provide that participation in a Plan shall extend either to all or to a specified number of the Ordinary Shares registered in the name of the Applicant (subject, in both cases, to a minimum of 35 Ordinary Shares) and, in the case of the Dividend Reinvestment Plan, to a minimum of 35 Ordinary Shares and a maximum of 15,000 Ordinary Shares. On acceptance, the Applicant will become a Full Participant or a Partial Participant in that Plan accordingly. If the Application does not specify a number of Ordinary Shares to become Participating Shares, the Application shall be deemed to be an Application for the Applicant to become a Full Participant in the Plan to which it relates.

(e)          In the case of the U.K. Dividend Plan an Applicant may only participate in respect of all (and not some only) of those Ordinary Shares which are registered in their name and which are recorded in the Register under the same Shareholder number.

(f)            Any Participant may terminate their participation in any Plan at any time by completing and delivering to the National a Nomination Advice acceptable to the National indicating their wish to terminate their participation in that Plan.

(g)         A Nomination Advice received by the National to participate or to vary the level of participation or to terminate participation in a Plan or a deemed termination under sub-clause (h) or (i) below, shall not be effective in respect of any Dividend for which the Record Date occurs prior to receipt of that Nomination Advice or such deemed termination.

(h)         A Participant will be deemed to have terminated participation in a Plan:

(i)             upon receipt by the National of a Nomination Advice;

(ii)          upon the registration of a transfer of all their Ordinary Shares subject to that Plan;

(iii)       upon the termination of that Plan by the National;

(iv)      upon receipt (subject to clause 7) by the National of notice of the death, bankruptcy or liquidation of a Participant; or

(v)         upon the Participant ceasing to be an Eligible Person.

In this sub-clause, reference to a Participant includes reference to joint participants, or one or more of such joint participants where the context so admits.

(i)             Participation by any joint Participants in a Plan will be terminated (other than in respect of any Dividend for which the Record Date has already occurred) following receipt by the National (subject to clause 7) of a notice of death of one or more of the joint Participants.

(j)             An Ordinary Share which has ceased to be a Participating Share is not thereby precluded from subsequently becoming subject to the same or another Plan (provided that such Plan has not been terminated) on the terms and subject to the conditions set out in these terms and conditions as amended from time to time.

4.             Acquisition of Ordinary and/or Participating Shares

(a)          Any further Ordinary Shares acquired (by whatever means) by a Full Participant in either the Dividend Reinvestment Plan or the Bonus Share Plan will automatically become Participating Shares in the relevant Plan on being registered in their name, subject to the limitations on participation in the Dividend Reinvestment Plan set out in clause 13.

(b)         Any further Ordinary Shares acquired (by whatever means) by a Participant in the U.K. Dividend Plan and recorded in the Register under a Shareholder number in relation to which that Participant participates in the U.K. Dividend Plan will automatically become Participating Shares in the U.K. Dividend Plan on being so recorded. If a Participant participates in the Dividend Reinvestment Plan in respect of Ordinary Shares which are subject to the U.K. Dividend Plan any further Ordinary Shares which become Participating Shares in the U.K. Dividend Plan, pursuant to the immediately preceding sentence, will at the same time automatically become Participating Shares in the Dividend Reinvestment Plan, subject to the limitation on participation in the Dividend Reinvestment Plan set out in clause 13.

(c)          All Ordinary Shares issued or transferred to a Partial Participant pursuant to a Plan shall be deemed to become Participating Shares in that Plan, subject to the limitation on participation in the Dividend Reinvestment Plan set out in clause 13.

(d)         Subject to the foregoing provisions of this clause 4, all other Ordinary Shares acquired by a Partial Participant (by whatever means) shall not be included in any Plan unless the appropriate Nomination Advice is received from that Partial Participant.

(e)          In the case of the U.K. Dividend Plan, all Ordinary Shares acquired by a Participant and which are not recorded in the Register under a Shareholder number in relation to which that Participant participates in the U.K. Dividend Plan, will not be included in the U.K. Dividend Plan unless an appropriate Nomination Advice is received from the Participant.

5.             Sale of Ordinary and/or Participating Shares

Upon the registration of a transfer of any Ordinary Shares by a Participant then, unless the National is otherwise advised in writing at its Share Registry, the National will be deemed to have been instructed that the shares have been transferred in the following order:

(a)          Ordinary Shares not participating in any Plan,

(b)         Ordinary Shares subject to the Dividend Reinvestment Plan but not the U.K. Dividend Plan,

(c)          Ordinary Shares subject to the U.K. Dividend Plan which are not also subject to the Dividend Reinvestment Plan,

(d)         Ordinary Shares subject to both the Dividend Reinvestment Plan and also the U.K. Dividend Plan, and

(e)          Ordinary Shares subject to the Bonus Share Plan.

6.             Variation, Termination or Suspension of the Plans

(a)          The Directors may at any time resolve to:

(i)             vary any Plan and any agreement relating thereto, or

(ii)          terminate or suspend the operation of any Plan.

(b)         Any such variation, termination or suspension:

(i)             shall be effective from the date of such resolution or otherwise as determined by the Directors;

(ii)          shall not give rise to any liability on the part of or right of action against the National, any of its subsidiaries or any of their directors, Officers or employees.

(c)          Participants in a Plan which has been materially varied, terminated or suspended will be notified in writing of such variation, termination or suspension.

7.             Nomination Advices and Notices

(a)   Nomination Advices and other notices to the National shall be in writing and in such form as the National may from time to time require.

(b)         Such Nomination Advices and notices will only be effective on receipt by the National’s Share Registry, subject to:

(i)             the terms and conditions of the relevant Plan; and

(ii)          in the case of an Application, acceptance by the National.

(c)   The provisions of Articles 18.1 to 18.5 inclusive of the National’s Constitution shall apply to the service of notices on Participants under each Plan.

8.              Acquisitions and Issues Under the Dividend Reinvestment Plan and the Bonus Share Plan

(a)          The Directors in their absolute discretion will determine with respect to the operation of the Dividend Reinvestment Plan for any particular Dividend whether to issue new Ordinary Shares or to arrange for the purchase and transfer of existing Ordinary Shares to a Participant, or to apply a combination of both options, to satisfy the National’s obligations under that Plan. If the Directors determine to arrange for the purchase and transfer of Ordinary Shares to any one or more Participants in the Dividend Reinvestment Plan, these shares may be purchased in such manner as the Directors consider appropriate, including through a broker in the market.

(b)         The Directors may only authorise the issue of Ordinary Shares in connection with the Bonus Share Plan and cannot cause the purchase and transfer of existing Ordinary Shares to a Participant in that Plan.

(c)          In the case of Ordinary Shares to be issued pursuant to the Dividend Reinvestment Plan or the Bonus Share Plan:

(i)             such Ordinary Shares will be so issued within the time specified in the listing requirements of the Australian Stock Exchange Limited; and

(ii)          the relevant certificates and Plan Statements will be issued to each relevant Participant following each issue.

(d)         Shares provided to Participants under these two Plans (whether by way of issue or purchase and transfer) –

(i)             will be registered on the Register where theParticipant already holds Ordinary Shares or,

where the Participant holds Ordinary Shares on more than one Register, on the Register uponwhich the Participant’s largest shareholding is held; and

(ii)          will be subject to the Constitution of the National and to these Terms and Conditions and, in respect of shares issued, will from the issue rank equally in all respects with other Ordinary Shares.

9.              Costs to Participants

The National will not charge any brokerage, commission or other transaction costs in respect of an application for or the provision of shares pursuant to either the Bonus Share Plan or the Dividend Reinvestment Plan or, in the case of the U.K. Dividend Plan, the receipt of a proportion of the dividend on the Income Share.

10.       Governing Law and Jurisdiction

These Terms and Conditions are governed by and shall be construed in accordance with the laws of the State of Victoria, Australia and each Participant submits to the exclusive jurisdiction of the courts of that State.

11.       Stock Exchange Listing

The National will ensure that an application is made following the issue of shares pursuant to a Plan to list those shares on the Australian Stock Exchange Limited and on each other stock exchange where Ordinary Shares of the National for the time being are listed.

12.       General

Neither the National nor, in relation to the UKDP, the Subsidiary or the Trustee shall be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by such Participants as a result, directly or indirectly, of the establishment or operation of any of the Plans or their participation in any of them or in relation to any advice given with respect to participation in any of them.

B. Dividend Reinvestment Plan (DRP)

The terms and conditions set out in clauses 13, 14, 15 and 16 relate specifically to the DRP and references in these clauses to a ‘Participant’ ‘Participating Shares’ are to Participants and Participating Shares in the DRP.

13.       Participation in the DRP

Subject to these Terms and Conditions, participation is optional, may be either full or partial, and is open to all Eligible Persons. Notwithstanding any other term of the DRP, a Participant’s at any time must not be fewer than 35 or such other number as is specified by the Directors from time to time or greater than 15,000, provided that if the Participating Shares are held in a broker’s clearing account (as defined in the Listing Rules of the Australian Stock Exchange Limited) or by a trustee or nominee, the broker, trustee or nominee will be permitted to participate up to such limit in respect of each person whose Ordinary Shares are held that way. References to Participating Shares in clauses 14 and 15 will be construed accordingly.

14.       Agreement to Participate

An agreement on the terms and subject to the conditions set out in these Terms and Conditions between the National and an Applicant for participation, either as a Full Participant or a Partial Participant, shall be made when the National accepts an Application in respect of the DRP from the Applicant.

15.       Operation of the DRP

A Cash Dividend which is payable to a Participant in respect of Participating Shares will be applied by the National either on the Participant’s behalf in subscribing for, or for the acquisition by the Participant of additional Ordinary Shares on the terms set out in this clause. The Directors will establish and maintain a Plan account for each shareholding account of each Participant. In respect of each such Plan account at the time of each Dividend payment, the Directors will:

(a)          determine the number of Ordinary Shares which shall be issued to or purchased on behalf of each Participant by the application of the following formula:

D – T
C

Where:

D is the Cash Dividend payable to the Participant in respect of or by reference to their Participating Shares as at the Record Date for that Cash Dividend;

T is any impost, withholding tax or other sum which the National or the Subsidiary is required to or may deduct for any reason from the Cash Dividend referred to in ‘D’;

C is the Current Market Price.

(b)         apply the total amount of the Cash Dividend payable to the Participant by either or both subscribing for on behalf of and in the name of the Participant and arranging for the transfer to the Participant of, a number of Ordinary Shares equal to the number of shares determined under sub-clause 15(a);

(c)          either or both issue to the Participant and arrange for the transfer to the Participant of a number of Ordinary Shares equal to the number of shares determined under sub-clause 15(a).

Where the application of the formula in sub-clause 15(a) results in a fractional entitlement, the fractional entitlement is to be rounded up to the nearest whole number.

In the case of a Participant who holds Ordinary Shares which are subject to both the DRP and the U.K. Dividend Plan, an amount equal to the proportion of a dividend on the Income Share payable to the Participant by reference to such Ordinary Shares will be paid to the National (rather than to the Participant) and converted by the National into Australian dollars (on such basis as the Directors may determine). The National will apply the proceeds of conversion (and/or any Related Cash Dividend payable by the National to the Participant in accordance with clause 24) in accordance with sub-paragraphs 15(a) and 15(b) above.

16.       Plan Statement

A Plan Statement will be issued to each Participant following each Dividend payment giving the following information:

(a)          the number of their Participating Shares in the Plan at the Record Date;

(b)         the amount per share applied to the acquisition of shares under the Plan;

(c)          the number of Ordinary Shares issued or purchased on their behalf under the Plan and their date of acquisition;

(d)         the franked amount (if any) of the Dividend and the franking tax credits (if any) attaching thereto; and

(e)          in the case of a Participant in the U.K. Dividend Plan, the amount representing the proportion of the dividend (if any) on the Income Share applied on their behalf to the provision of shares under the Dividend Reinvestment Plan and the amount of any U.K. tax credit attaching thereto, and where appropriate the information in (b) and (d) above in relation to any part of a Related Cash Dividend applied as aforesaid on their behalf.

C. Bonus Share Plan (BSP)

The terms and conditions set out in clauses 17, 18, 19 and 20 relate specifically to the BSP and references in these clauses to ‘Participants’ and ‘Participating Shares’ are to Participants and Participating Shares in the BSP.

17.       Participation in the BSP

Subject to these Terms and Conditions, participation is optional, may be either full or partial, and is open to all Eligible Persons. Notwithstanding any other term of the BSP, a Participant’s Participating Shares at any time must not be fewer than 35 or such other number as is specified by the Directors from time to time.

18.       Agreement to Participate

An agreement on the terms and subject to the conditions set out in these Terms and Conditions between the National and an Applicant for participation either as a Full Participant or a Partial Participant is made when the National accepts an Application in respect of the BSP from the Applicant.

19.       Operation of Plan

(a)          Whenever the Directors have determined that a Dividend is payable on its Ordinary Shares, each person who is a Participant shall not be entitled to participate in that Dividend in respect of their Participating Shares, but shall be entitled to have issued to them, the number of fully paid Ordinary Shares that is determined by the application of the following formula:

X
Y

Where:

X is that part of the Dividend expressed in dollars and cents (whether or not that dividend is to be satisfied wholly or in part by the distribution of specific assets under Article 16.10 and 16.11 of the Constitution of the National) to which the Participant would have been entitled but for their participation in the BSP, and

Y is the Current Market Price.

(b)         Where the application of the formula in sub-clause 19(a) results in a fractional entitlement, the fractional entitlement shall be rounded up to the nearest whole number.

(c)          Where the Ordinary Shares are to be issued to Participants under the BSP the Directors shall issue such Ordinary Shares to those Participants with or without increasing or capitalising the reserve or any other share capital account in the books of account of the National (as the Directors see fit in their absolute discretion).

20.       Plan Statement

A Plan Statement will be forwarded to each Participant following each Dividend payment giving the following information:

(i)             the number of their Participating Shares in the Plan at the Record Date,

(ii)          the total amount applied to the issue of shares under the Plan,

(iii)       the number of Ordinary Shares issued under the Plan and their date of issue.

D. United Kingdom Dividend Plan (UKDP)

The terms and conditions set out in clauses 21, 22, 23, 24, 25 and 26 relate specifically to the UKDP and references in these clauses to ‘Participants’ and ‘Participating Shares’ are to Participants and Participating Shares in the UKDP.

21.       Participation in the UKDP

Subject to these Terms and Conditions, participation is optional, and is open to all Eligible Persons. An Eligible Person may only participate in respect of all (and not some only) of those Ordinary Shares which are registered in their name and which are recorded in the Register under the same Shareholder number.

22.       Agreement to Participate

An agreement on the terms and subject to the conditions set out in these Terms and Conditions between the National and an Applicant for participation is made when the National accepts an Application in respect of the UKDP from the Applicant.

23.       Trust of Income Share

(a)          During the continuation of the UKDP, the Income Share will be registered in the name of the Trustee and, pursuant to the terms of the Trust Deed, held by the Trustee on trust for the Participants.

(b)         Under the terms of the Articles of Association of the Subsidiary:

(i)             no dividend may be declared on the Income Share except in circumstances where the National has determined that a Cash Dividend is payable and has announced or specified the Record Date for such Cash Dividend and the date on which such Cash Dividend is to be paid (the Cash Dividend determined by the National hereinafter referred to as a ‘Related Cash Dividend’);

(ii)          no dividend on the Income Share may exceed the sterling equivalent (calculated on such basis as the Directors may determine) of the aggregate amount which but for their participation in the Plan the Participants would have been entitled to receive in respect of the Related Cash Dividend; and

(iii)       a dividend declared on the Income Share is to be paid by the Subsidiary on the same date, as nearly as practicable, as the Related Cash Dividend.

(c)          The Trustee will hold each dividend received in respect of the Income Share on behalf of the persons who were Participants on the Record Date for the Related Cash Dividend on trust to distribute to each such person that amount which bears the same proportion to the amount of the dividend received by the Trustee in respect of the Income Share as the amount of the Related Cash Dividend which that person would otherwise have received in respect of their Participating Shares bears to the aggregate of the amounts of the Related Cash Dividend which all such persons would otherwise have received in respect of their Participating Shares.

(d)         The Trustee may round up or down to a whole penny any fractional entitlement of a Participant so as to ensure that the whole of each dividend on the Income Share is distributed.

(e)          the National will ensure, so far as it is able, that any dividend on the Income Share is paid on the same date, as nearly as practicable, as the Related Cash Dividend.

24.       Operation of the UKDP

(a)          A Participant shall not be entitled to a Related Cash Dividend from the National on their Participating Shares. However, if the Australian dollar equivalent (calculated on such basis as the Directors may determine) of that portion of a dividend declared by the Subsidiary on the Income Share attributable to a Participant’s Participating Shares is less than the amount of the Related Cash Dividend which that Participant would (but for their participation in the UKDP) have been entitled to receive in respect of their Participating Shares (the difference between the two amounts hereinafter referred to as the ‘Difference’), the Participant shall then become entitled to participate in the Related Cash Dividend to the extent of the Difference.

(b)         If the Subsidiary fails to declare a dividend on the Income Shares prior to the date on which a Related Cash Dividend becomes payable, the Participant shall be entitled to participate in the Related Cash Dividend in respect of their Participating Shares to the same extent that they would have been entitled if they were not a Participant.

25.       General

Dividends on the Income Share will only be declared at the discretion of the directors of the Subsidiary and no Shareholder shall have any right, by virtue of their participation in the UKDP, to receive any dividend in respect of the Income Share or any other distribution from the trust established pursuant to the Trust Deed, other than a dividend which is actually declared and paid on the Income Share.

26.       Plan Statement

A Plan Statement giving the following information will be issued to each Participant in respect of each distribution of a dividend on the Income Share:

(i)             the shareholder number of the Participant under which their Participating Shares are recorded in the Register;

(ii)          the number of their Participating Shares in the Plan at the Record Date;

(iii)       the total net amount, expressed in pounds sterling, payable to the Participant under the Plan (being their proportion of the dividend on the Income Share), and the amount, expressed in pounds sterling, of any U.K. Tax credit attaching thereto.

FULL YEARRESULTS 06John Stewart Group Chief Executive OfficerMichael Ullmer Finance Director & Group CFOwww.nabgroup.com 3rd November 2006 NATIONAL AUSTRALIA BANK LTD ABN 12 004 044 937

AgendaIntroduction John Stewart Group Results & Outlook Michael Ullmer Company Update John Stewart Questions and Answers

Cash earnings before significant items Headline Key Performance Measures (Half on Half)Cash Earnings Growth (ongoing) - 12.4% ROE - 17.5% 120bps (cash basis) ROA - 95bps 22bps NIM - 2.31% (stable) Diluted Cash EPS- 130.9 16.4 cps Banking C/I 51.5% 410bps Momentum in all businessesOngoing cash earnings Reported cash earnings $m 1,850 1,611 1,652 1,601 1,840 1,200 1,400 1,600 1,800 2,000 2,200 Mar 04 HY Sep 04 HY Mar 05 HY Sep 05 HY Mar 06 HY 12.4% increase on Mar 2006 HY Sep 06 HY 2,127 AGAAP AIFRS (Year on Year)Cash Earnings Growth (ongoing) - 20.2% ROE - 16.9% 190bps (cash basis) ROA - 84bps 12bps NIM - 2.31% 18bps Diluted Cash EPS- 245.1 38.8 cps Banking C/I 53.5% 570bps

Set for consistent growthAll businesses contributed Volume momentum maintained Stable margin outcome Flat underlying Other Operating Income Growth in Group expenses well within guidance Asset Quality remains sound Strong capital position - $500m buyback announced Strong platform to consistently build shareholder value

Agenda Introduction John Stewart Group Results & Outlook Michael Ullmer Company Update John Stewart Questions and Answers

Strong Ongoing Group Performance Cash ROE 17.5%, Cash Earnings up 12.4%Net Interest Income Other Operating Income Net Operating Income Operating Expenses Cash Earnings before Significant Items Underlying Profit Charge to provide for Doubtful Debts Cash Earnings after Tax Wealth Management Australia Cash Earnings Change HY % Sep-06 HY $m Mar-06 HY $m 4,5131,899(335)6,412(3,351)1,9473,0611902,0104,2471,821(270)6,068(3,338)2,7301741,7886.34.3(24.1)5.7(0.4)12.19.212.428.0(16.0)10.7(2.3)22.31,74111.8Change FY % Sep-06 FY $m Sep-05 FY $m 8,7603,720(605)12,480(6,689)5,7913643,7986,8454,431(525)11,276(6,539)4,7374033,1602,961(15.2)24.6(9.7)20.23,688Adj. for Fair Value and Hedge Ineffectiveness 1,9321,8057.03,7373,16018.3

Headline result impacted by disposed operations

	Sep-06 HY $m	Mar-06 HY $m	Change HY %	Sep-06 FY $m	Sep-05 FY $m	Change HY %
Headline Cash Earnings	2,127	1,840	15.6	3,967	3,253	21.9
Less Custom Fleet Depreciation after tax	(100)	-	large	(100)	-	large
Less Disposed Operations	(17)	(52)	67.3	(69)	(93)	25.8
Ongoing Cash Earnings	2,010	1,788	12.4	3,798	3,160	20.2

7

National Australia Bank

Australian Banking ongoing cash earnings up 10.0% on the March 2006 half

Australian Banking	Sep-06 HY $m	Mar-06 HY $m	Change HY %	Sep-06 FY $m	Sep-05 FY $m	Change FY%
Net Interest Income	2,509	2,344	7.0	4,853	3,862	25.7
Other Operating Income	864	867	(0.3)	1,731	2,221	(22.1)
Net Operating Income	3,373	3,211	5.0	6,584	6,083	8.2
Operating Expenses	(1,682)	(1,712)	1.8	(3,394)	(3,218)	(5.5)
Underlying Profit	1,691	1,499	12.8	3,190	2,865	11.3
Charge to provide for Doubtful Debts	(164)	(115)	(42.6)	(279)	(257)	(8.6)
Cash Earnings before Tax	1,527	1,384	10.3	2,911	2,608	11.6
Cash Earnings before Significant Items	1,071	974	10.0	2,045	1,815	12.7

Franchise scorecard for the Half

Measure	Direction
Number of customers	▲
Revenue per customer	▲
ROA	▲
Cash Earnings/FTE	▲
Cost/Income Ratio	▼
Number of FTEs	▲
Avg CRS quality	◆
Margins (incl. acceptances)	▼
Customer Satisfaction	▼

8

National Australia Bank

Wealth Management Australia Cash Earnings up 9.2% on March 2006 half

	Sep-06 HY $m	Mar-06 HY $m	% Changes Mar-06 HY	% Changes Sep-05 FY#
Investments Fee Revenue	612	581	5.3	9.2
Insurance Income	374	344	8.7	9.1
Total Revenue	986	925	6.6	9.2
Volume Related Expenses	(406)	(382)	(6.3)	(20.1)
Net Income	580	543	6.8	2.7
Operating Expenses	(375)	(345)	(8.7)	(1.0)
Tax	(42)	(53)	20.7	32.2
Profit from Operations	163	145	12.4	27.8
IORE	27	29	(6.9)	(5.1)
Cash Earnings	190	174	9.2	21.4

Comparative to Sep-05 has been adjusted for impacts in Sep-05 of AIFRS and the loss of transitional tax relief



FUM ($bn)
84.2
(0.7)
8.1
(1.1)
90.5
2.8
1.8
(1.0)
94.1
Sep-05
Mar-06
Sep-06
FUM
Net Flows
Investment Earnings
Other (incl distributions)

	Sep-06 HY	Mar 06 HY	Sep-06 FY
Average FuM ($bn)	92.3	87.4	89.2
Spot FuM ($bn)	94.1	90.5	94.1
Spot FuM growth %	4.0%	7.5%	11.8%
In-Force Premium Growth %	6.7%	4.7%	11.7%
Cost to FUM (bps)	42	42	42
Cost to Premium Income %	15	16	15
Cross Sell			
Insurance through bank channels	$20.8m	$19.7m	
Investment through bank channels	$1.7bn	$1.3bn	
Debt sales through Financial Planners	$1.3bn	$0.8bn	

9

National Australia Bank

Net Interest Income Other Operating Income Net Operating Income Operating Expenses Cash Earnings before Significant Items Underlying Profit Charge to provide for Doubtful Debts Cash Earnings before Tax Sep-06 HY £m Mar-06 HY £m Change HY % 3922053772194.0(6.4)597(360)596(379)0.25.0237(63)217(65)9.23.117415214.512310616.0Number of customers Revenue per customer ROA Cash Earnings/FTE Cost/Income Ratio Number of FTEs Avg CRS quality Margins (incl. acceptances) Customer Satisfaction Sep-06 FY £m Sep-05 FY £m Change FY % 76942467142714.6(0.7)1,193(739)1,098(709)8.7(4.2)454(128)389(88)16.7(45.5)3263018.322920312.8UK ongoing cash earnings up 16.0% on March 2006 half Franchise scorecard for the Half

Net Interest Income Other Operating Income Net Operating Income Operating Expenses Cash Earnings before Significant Items Underlying Profit Charge to provide for Doubtful Debts Cash Earnings before Tax Number of customers Revenue per customer ROA Cash Earnings/FTE Cost/Income Ratio Number of FTEs Avg CRS quality Margins Customer Satisfaction Sep-06 HY NZ$m Mar-06 HY NZ$m Change HY % 4582524531781.141.6710(348)631(341)12.5(2.1)362(28)290(25)24.8(12.0)33426526.022117923.5Sep-06 FY NZ$m Sep-05 FY NZ$m Change FY % 9114308294109.94.91,341(689)1,239(699)8.21.4652(53)540(39)20.7(35.9)59950119.640033818.3Franchise scorecard for the Half New Zealand ongoing cash earnings strong year on yearAdj. for Fair Value and Hedge Ineffectiveness 185199(7.0)38433813.6

Total Income Operating Expenses Cash Earnings before Sig. Items Underlying Profit Bad & Doubtful Debt Writeback Sep-06 $m Mar-06 $m Change HY% 788(399)728(366)8.2(9.0)389 7 362177.5(58.8)33228616.1nabCapital cash earnings up 16.1% for the halfTotal Income up 8.2% for the half0 100 200 300 Other Corporate Loan Portfolio Financial Institutions Credit Products Structured Products Markets Risk & Trading Markets Sales $m Mar 06 Half Year Decline on Mar 06 Half Year Total Income up 6.1% for the year 0 100 200 300 400 500 Other Corporate Loan Portfolio Financial Institutions Credit Products Structured Products Markets Risk & Trading Markets Sales $m Growth on Mar 06 Year Sep 05 Year Decline on Sep 05 Year Growth on Sep 05 Year Change FY% 6.1(3.1)9.3large7.150 60 70 80 Mar-05 Sep-05 Mar-06 Sep-06 @ actual rates Risk Weighted Assets 70 80 90 100 110 120 Return on Avg RWA RWA Spot Return on Avg.RWA A$Bn Bps Tax (64)(93)31.2 large

Key Areas of FocusExpenses Asset Quality Regulatory Developments Capital and Funding Group Scorecard

Expenses across the Group increased 1.4% during the year* Disposed operations include Custom Fleet, MLC Asia and UK Discretionary Investment Management business. FY Sep 05 Banking (AGAAP) Invest’ ment Disposed Ops* Restruc- turing Benefits WM Exps Elimins/ Other FY Sep 06 Group (AIFRS) FY Sep 05 (AIFRS) Group Ongoing AIFRS 32/39 Other AIFRS AIFRS Dep- reciation BAU 539 852 272 85 (161) (233) (599) (20) 152 6,413 7,300 7,196 $m

Restructuring Program on trackFY06 Bal $m ProvisionsFY05 Bal $m Redundancies Occupancy Other Group 484 137 217 838 261 129 35 425 140 85 21 246 Original Provision $mAnnounced Original Reduction FTE’sFY05 Australia UK nabCapital NZ & Corp Centre Group 2,248 1,700 471 243 4,662 898 782 165 119 1,964 1,504 1,675 261 178 3,618 Cumulative Redundancies FY06 Gross BenefitsAustralia UK nabCapital NZ & Corporate Centre Group Actual FY05 FY06 38 51 11 2 102 140 122 51 22 335 Expected 117 118 41 13 289 FY06 FY07 193 165 5016424

Key Areas of FocusExpenses Asset Quality Regulatory Developments Capital and Funding Group Scorecard

 Strong Lending Growth Overall Asset Quality metrics remains sound Retail lending growth mainly in well secured home loans Some deterioration in personal lending (predominantly unsecured) Business lending quality remains stable Australian Agri business portfolio 3.2% ($11.2bn) of Group portfolio, and is generally well secured Asset Quality - Growth & CompositionVolumesGroup Asset Composition$0$50$100$150$200$250$300$350$400Sep-01Dec-01Mar-02Jun-02Sep-02Dec-02Mar-03Jun-03Sep-03Dec-03Mar-04Jun-04Sep-04Dec-04Mar-05Jun-05Sep-05Dec-05Mar-06Jun-06Sep-06Billions-5.00%0.00%5.00%10.00%15.00%20.00%25.00%Total Retail - Secured (LHS)Total Retail - unsecured (LHS)Total Non-Retail (LHS)Rolling 12-month Growth (RHS)Total Non-Retail Outstandings by CRS Grade $20 $40 $60 $80 $100 $120 $140 $160 $180 Sep04 0 2 4 6 8 10 12 14 16 Investment (LHS) Sub-investment (LHS) CRS 12-16 (LHS) Weighted Average CRS (RHS) BillionsDec04 Mar05 Jun05 Sep05 Dec05 Mar06 Jun06 Sep06 Customer Rating Strongest Weakest

90 days past due levels improved 5 basis points year on year Largely driven by: portfolio reviews in all regions improved arrears management In UK Region, tightening of unsecured retail lending scorecards Retail delinquencies reduced in September quarter through improved arrears management Unsecured write offs reflect difficult industry trends within United Kingdom, and now emerging in Australia Housing Loan write offs remain at historically low levels 90 days past due loans stable to improving90 days past due as a % of Gross Loans & Acceptances by Region 0.00%0.10%0.20%0.30%0.40%AustraliaNew ZealandUnitedKingdomnabCapital*GroupMar-05Sep-05Mar-06Sep-06* No 90+ dpd90+ Delinquency and Gross 12 Month Rolling Write Off Rates for Total Retail Lending 0.00% 0.20% 0.40% 0.60% 0.80% Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06 Sep-06 90+ Delinquency Rate Gross 12 month rolling write-off rate - Total Retail Lending Gross 12 month rolling write-off rate - Housing

Remain at historical low levels Gross Impaired Assets / GLA reduced 5 basis point Year on Year, reflecting strong balance sheet growth more than offsetting small increase in impaired assets (up $30m Year on Year) Total Gross Impaired Assets + 90 days past due continues to reduce Gross Impaired Assets* / GLA 0 500 1,000 1,500 2,000 2,500 Sep 01 $m 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% 1.00% Group Irish Banks Gross Impaired Assets to Gross Loans & Acceptances `*Includes Irish Bank up to 30 September 2004 `Sep 02 Mar 03 Sep 03 Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Gross Impaired Assets 90 Days Past Due Total 90 dpd + Gross Impaired As % GL&A 500 1,000 1,500 2,000 2,500 Sep-04 Mar-05 Sep-05 Mar-06 Sep-06 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% Total 90 Days Past Due + Gross Impaired Assets as % Gross Loans and AcceptancesImpaired Assets and 90 Days Past Due$m

 Net write-offs remain at low levels In the first half, write-offs impacted by single exposures in NZ and nabCapital Second half write-offs driven by Australia & UK: Australia predominantly unsecured personal credit, together with business (against existing specific provisions) Single exposure in nabCapital UK in line with industry trends in unsecured personal credit segment Net Write Offs remain at historically low levelsGroup Net Write Offs100 200 300 400 500 600 700 800 900 Sep-01 Sep-02 Sep-03 Sep-04 Sep-05 Sep-06 $m 0.00% 0.05% 0.10% 0.15% 0.20% 0.25% 0.30% 0.35% 0.40% Net Write Offs (LHS) Net Write Offs as % of Gross Loans and Acceptances (RHS)

Total B&DD expense increased Year on Year as a result of: delinquencies & write-offs in the unsecured retail portfolio increase in collective provisions Majority of specific provision charge relates to unsecured retail portfolio Accentuated on transition to AIFRS when certain provisions against retail were reclassified from specific to collective provision Business and nabCapital specific provision charge at historically low levels nabCapital Business Retail - Australia & NZ UK Retail Other Total B&DD Charge as % of Ave Credit Risk Weighted Assets - Year on Year (100)100200300400500600700800FY02 FY03 FY04 FY05 FY06* 0.00% 0.05% 0.10% 0.15% 0.20% 0.25% 0.30% 0.35% Total B&DD Charge as a % of Credit Risk Weighted AssetsP&L charge reflective of stage in credit cycleA$m* AIFRS

 Majority of specific provision charge relates to unsecured retail portfolio Business & nabCapital specific provision charge at historic low levels B&DD Collective Provision Charge - Year on Year (200)(150)(100)(50)50100150200 B&DD Specific Provision Charge - Year on Year (100)100200300400500600700800900FY02FY03FY04FY05FY06 A$MnabCapital Business Retail - Australia & NZ UK Retail Other FY02FY03FY04FY05FY06* Rise in collective provisioning reflective of: strong business lending growth softer industry trends A$MSpecific & Collective Charge* AIFRS

Provisioning Coverage remains sound Collective provision / RWA (ex housing) in line with peers Collective Provisions driven primarily by non-retail portfolio Write off against previously raised specific provisions Timing of write-offs impacts coverage levels Specific provision coverage ratio impacted by a large individual exposure with no provision Provision Coverage0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% Sep 04 Mar 05 Sep 05 1 Oct 05* Mar 06* Sep 06* 0% 5% 10% 15% 20% 25% 30% 35% 40% Collective Provisions Ex. Housing to Risk Weighted Assets Ex. Housing (LHS)Specific Provisions to Gross Impaired Assets (RHS)Specific Provisions to Gross Impaired Assets (RHS) * AIFRS

Asset Quality - Summary Strong lending growth has continued Underwriting standards have been maintained Business lending & nabCapital specific provision charge at historically low levels Globally, softer economic conditions have emerged in the September 2006 half, after a period of relative stability Deterioration in the unsecured personal credit segment (UK) and rising unsecured personal credit & home loan delinquencies (Australia), are within expectations for this point in cycle and continue to be actively managed

Key Areas of FocusExpenses Asset Quality Regulatory Developments Capital and Funding Group Scorecard

Regulatory developments Basel II Positive progress on implementing the programs to achieve Advanced Status - but more remains to be done A key initiative to be delivered in the current half is to commence roll out of new, Basel ll compliant, credit models Report Into Irregular Currency Options Trading 73 of the remedial actions have been closed by APRA - the balance (8) have been submitted for closure All cultural remedial actions have been closed by APRA Market Risk Model Re-accreditation application has been lodged with APRA Anti-Money Laundering Utilising UK competency to assist in developing Australian and New Zealand AML capability Proactively managing sanction and embargo risk through creation of a Sanctions Control Board

Key Areas of FocusExpenses Asset Quality Regulatory Developments Capital and Funding Group Scorecard

Raised A$35bn in term funding for the Group Reduced reliance on short-term funding Weighted average term to maturity of approximately 4 years Enhancing securitisation capabilities Focus on US market & Asia 2006 Outcomes 2007 Plans Expand “home markets” strategy for BNZ & Clydesdale Continue to access all major public markets Monitor/access new and emerging markets Continued focus on US/Asian market Increasing use of RMBS - exploring other asset classes Structured notes capability will continue to be developedSenior Term Funding 71%Subordinated Debt 9%Securitisation 20%Changes in Long & Short Term Funding2006 Term Funding by Market2006 Funding Activities26,769 41,490 22,710 55,722 24,512 65,006 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Bonds, Notes & Sub-debt Certificates of Deposit A$(m) 30-Sep 05 31-Mar 06 30-Sep 06 30-Sep 05 31-Mar 06 30-Sep 06

Our Capital position is strongPositioned to move to a more efficient capital mix Reduced capital targets to align with similarly rated peers NIS included in non-innovative basket Issued Innovative Tier 1 hybrid capital Impact of AIFRS on capital base absorbed On-market share buyback of $500m to be completed in H1 07 On market purchase of shares to neutralise impact of DRP and employee share schemes Increased dividend to 84c per share, 90% franked.

Post AIFRS Capital position remains strong Impact of AIFRS absorbed APRA AIFRS transitional relief not required at 30 Sep 06 Target ranges revised Positioned to move to a more efficient capital mix $500m share buyback planned in H1 07 10.00 - 10.50 Total Regulatory 6.25 - 7.00 Tier 1 4.25 - 5.00 ACE/RWA 10.81 7.35 5.35 Current Target Ranges (%) Targets 30 Sep 06 Actual 5.55.85.47.98.17.410.710.810.50 2 4 6 8 10 12 Sep 05 Mar 06 Sep 06 %Previous Target Ranges ACE Ratio Tier 1 Ratio Total Regulatory Capital Ratio Current Target Ranges

Interim dividendFinal dividendCents per share 167 166 166 163 147 0 20 40 60 80 100 120 140 160 180 2002 2003 2004 2005 2006 Final dividend of 84 cents, franked to 90%

Key Areas of FocusExpenses Asset Quality Regulatory Developments Capital and Funding Group Scorecard

Building the platform for sustainable satisfactory returns to shareholders High quality, strong result - all businesses contributed Organic volume momentum maintained Stable margin outcome Flat underlying Other Operating Income Growth in Group expenses well within guidance Asset Quality remains sound Well progressed in normalising our regulatory relations Strong capital position - $500m buyback announced Positive Group Scorecard

AgendaIntroduction John Stewart Group Results & Outlook Michael Ullmer Company Update John Stewart Questions and Answers

our results into context 1H04 2H04 1H05 2H05 2H06 1H06 Actual Not a projection our results into context 1H04 2H04 1H05 2H05 2H06 1H06 Actual Not a projection

... we are a radically different organisation

... we are a radically different organisation Source: Internal, NAFP Investment sales as a percentage of total Wealth Management retail salesPercentage of Wealth retail sales through Bank channel - Investment products Note: * Banking NAFP generated Personal Protection Portfolio and Loancover sales as a percentage of total Wealth Personal Protection Portfolio and Loancover planner network sales. Note only Banking sells Loancover. Source: InternalPercentage of Wealth planner network sales through Bank channel -Protection products* 46 33 39 30 2003 2004 2005 2006 33 26 31 24 2003 2004 2005 2006

... we are a radically different organisation

IFS Business Model 2. Customers 3. Economics 4. Staff and Incentives 6. Network 1. Value Proposition A compelling value proposition of full service offering, traditional relationship model with decision making close to the customer, more than just banking but helping businesses connect to one another - “Delivering the promise” ...targeting high value and high-potential “members” from mass affluent and SME business segments ...driving favourable economics through relationship based pricing and a low cost network footprint... ...sharing profits through an incentive system that promotes “ownership”, self selects and aligns high-performance partners, and encourages tenure ...in turn reinforcing the powerful business network that creates value for the members and leads for NAB; supplemented by referral partners / brokers 5. Business Leadership attracting local business leaders as chairmen to provide mentoring and connections iFS as a Self-Reinforcing Model which has created value in excess of our expectationBALANCE SHEET PERFORMANCE – iFS NORTH BALANCE SHEET PERFORMANCE – iFS SOUTHDeposit Balances 4,000 4,250 4,500 4,750 5,000 5,250 Oct '05 Nov '05 Dec '05 Jan '06 Feb '06 Mar '06 Apr '06 May '06 Jun '06 Jul '06 Aug '06 Sep '06 Lending Balances 8,500 9,000 9,500 10,000 10,500 11,000 Oct '05 Nov '05 Dec '05 Jan '06 Feb '06 Mar '06 Apr '06 May '06 Jun '06 Jul '06 Aug '06 Sep '06 £mLending Balances 1,500 1,900 2,300 2,700 3,100 3,500 Oct '05 Nov '05 Dec '05 Jan '06 Feb '06 Mar '06 Apr '06 May '06 Jun '06 Jul '06 Aug '06 Sep '06 Deposit Balances 600 750 900 1,050 1,200 1,350 1,500 Oct '05 Nov '05 Dec '05 Jan '06 Feb '06 Mar '06 Apr '06 May '06 Jun '06 Jul '06 Aug '06 Sep '06 £m£m£m

 which has created value in excess of our expectationSite breakevens continue to track between 24 - 27 months on a direct cost basis Southern greenfield sites on track for original estimates of £4m per site before the end of year 5 Northern converted sites on average achieved £1m PBT uplift against a target increase of £400k South matched the North in volume growth in September Asset growth of 30% (£3.2bn) South (£1.6bn 100% growth YOY) Pace, Drive and Leadership Top quartile employee attraction Local market knowledge/specific targeting Siloed, centralised, slow competitors Employee and customer proposition mutually supportive Clear and consistent strategy and communications Why did the iFS rollout work in the UK?What performance is being achieved?

AgendaIntroduction John Stewart Group Results & Outlook Michael Ullmer Company Update John Stewart Questions and Answers

Appendix Group Performance Divisional Performance Capital Other Matters Economic Outlook

FULL YEARRESULTS 06www.nabgroup.com Group Performance

September 2006 Half Year Cash Earnings to Net Profit Reconciliation

Consolidated Income Statement Half year ended		Significant items		Sale of controlled entities							
September 2006	Statutory Income Statement	Pensions	Ireland	Custom Fleet	MLC Asia	Economic hedge	Excess	Goodwill impairment	Treasury shares	Non-cash IoRE	Group Cash Earnings
Interest income	13,362										13,362
Interest expense	(8,868)										(8,868)
Net interest income	4,494	-	-	-	-	-	-	-	-	-	4,494
Premium and related revenue	427										427
Investment revenue	1,399								19	6	1,424
Claims expense	(303)										(303)
Change in policy liabilities	(565)										(565)
Policy acquisition and maintenance expense	(401)										(401)
Investment management expense	(14)										(14)
Net life insurance income	543	-	-	-	-	-	-	-	19	6	568
Gains less losses on financial instruments at fair value	268					(31)	(31)				206
Other operating income	2,273										2,273
Net profit from the sale of controlled entities	196			(196)							-
Significant revenue	-										
Pensions revenue	(14)	14									-
Net profit from the sale of National Europe Holdings (Ireland) Limited	15		(15)								-
Total other income	2,738	14	(15)	(196)	-	(31)	(31)	-	-	-	2,479
Personnel expenses	(1,949)	(14)									(1,963)
Occupancy-related expenses	(261)										(261)
General expenses	(1,485)							(5)			(1,490)
Charge to provide for doubtful debts	(336)										(336)
Net loss from the sale of controlled entities	(63)				63						-
Total operating expenses	(4,094)	(14)	-	-	63	-	-	(5)	-	-	(4,050)
Profit before income tax expense	3,681	-	(15)	(196)	63	(31)	(31)	(5)	19	6	3,491
Income tax expense	(793)	-	-	25	-	9	9		3	-	(747)
Net profit	2,888	-	(15)	(171)	63	(22)	(22)	(5)	22	6	2,744
Net profit attributable to minority interest	(490)										(490)
Net profit attributable to members of the Company	2,398	-	(15)	(171)	63	(22)	(22)	(5)	22	6	2,254
Distributions	(127)										(127)
Earnings attributable to ordinary shareholders	2,271	-	(15)	(171)	63	(22)	(22)	(5)	22	6	2,127

48

National Australia Bank

March 2006 Half Year Cash Earnings to Net Profit Reconciliation Consolidated Income Statement Half year endedSignificant itemsSale of controlled entitiesMarch 2006Statutory Income StatementPensionsIrelandCustom FleetMLC AsiaEconomic hedgeExcapsGoodwill impairmentTreasury sharesGroup Cash EarningsInterest income12,19112,191Interest expense(7,999)(7,999)Net interest income4,192--------4,192Premium and related revenue460460Investment revenue4,9761195,095Claims expense(262)(262)Change in policy liabilities(3,891)(3,891)Policy acquisition and maintenance expense(390)(390)Investment management expense(19)(19)Net life insurance income874-------119993Gains less losses on financial instruments at fair value203-153356Other operating income2,1462,146Net profit from the sale of controlled entities---Significant revenue--Pensions revenue333(333)-Net profit from the sale of National EuropeHoldings (Ireland) LimitedTotal other income2,682(333)----153--2,502Personnel expenses(1,920)(54)(1,974)Occupancy-related expenses(262)(262)General expenses(1,702)5(1,697)Charge to provide for doubtful debts(270)(270)Total operating expenses(4,154)(54)-----5-(4,203)Profit before income tax expense3,594(387)----15351193,484Income tax expense(1,341)117----(19)(15)(1,258)Net profit2,253(270)----13451042,226Net profit attributable to minority interest(259)(259)Net profit attributable to members of the Company1,994(270)----13451041,967Distributions(127)(127)Earnings attributable to ordinary shareholders1,867(270)----13451041,840---

September 2006 Full Year Cash Earnings to Net Profit Reconciliation Consolidated Income Statement Full year endedSignificant itemsSale of controlled entitiesSeptember 2006Statutory Income StatementPensionsIrelandCustom FleetMLC AsiaEconomic hedgeExcapsTreasury sharesNon-cash IOREGroup Cash EarningsInterest income25,55325,553Interest expense(16,867)(16,867)Net interest income8,686--------8,686Premium and related revenue887887Investment revenue6,37513866,519Claims expense(565)(565)Change in policy liabilities(4,456)(4,456)Policy acquisition and maintenance expense(791)(791)Investment management expense(33)(33)Net life insurance income1,417------13861,561Gains less losses on financial instruments at fair value471(31)122562Other operating income4,4194,419Net profit from the sale of controlled entities196(196)-Significant revenue-Pensions revenue319(319)-Net profit from the sale of National EuropeHoldings (Ireland) LimitedTotal other income5,420(319)(15)(196)-(31)122--4,981Personnel expenses(3,869)(68)(3,937)Occupancy-related expenses(523)(523)General expenses(3,187)(3,187)Charge to provide for doubtful debts(606)(606)Net loss from the sale of controlled entities(63)63-Total operating expenses(8,248)(68)--63----(8,253)Profit before income tax expense7,275(387)(15)(196)63(31)12213866,975Income tax expense(2,134)117-25-9(10)(12)(2,005)Net profit5,141(270)(15)(171)63(22)11212664,970Net profit attributable to minority interest(749)(749)Net profit attributable to members of the Company4,392(270)(15)(171)63(22)11212664,221Distributions(254)(254)Earnings attributable to ordinary shareholders4,138(270)(15)(171)63(22)11212663,96715(15)-

Income growth (from ongoing operations)^ Excluding net life Insurance income, revaluation losses on Excaps and significant items Other Operating Income^ - $m 6,944 Sep 05 FY Sep 06 FY AIFRS Portfolio Volume/ Mix Exch Rate Other nabCapital Portfolio Margin Portfolio Volume/ Mix Portfolio Margin Portfolio Volume/ Mix Portfolio Margin Australian Banking UK Region NZ Region 1,125 384 67 346 (45) 8,768 (12) 55 (136) 197 (63) Net Interest Income - $m AIFRS Volume Related Growth Profit on Sale Investments AUSMAQ Recovery Other Sep 06 FY 5,890 4,356 Exch Rate (1,080) 136 71 49 92 (33) Sep 05 Ongoing Disposed Operations (94) 6,850 Sep 05 FY Sep 05 Ongoing Disposed Operations 5,076 (814) Gains on Hedging activities 45

Net interest margin up 19 bps for the September 2006 year

	Sep 05 FY			NIM Change		Sep 06 FY	AIEA	% of Group AIEA		
	Reported NIM	Disposed Ops NIM Impact	Ongoing NIM	AIFRS	Other	Ongoing NIM	Sep 06 FY $bn	Sep 05 FY	Sep 06 FY	Impact on Group NIM
Australian Banking	2.48%	0.04%	2.52%	(14bps)	3bps	2.41%	201.7	48%	54%	8bps
UK Region	3.69%	0.14%	3.83%	24bps	(53bps)	3.54%	52.3	13%	14%	(2bps)
New Zealand Region	2.58%	0.09%	2.67%	4bps	(14bps)	2.57%	31.0	9%	8%	(3bps)
nabCapital	0.37%	0.00%	0.37%	25bps	6bps	0.68%	138.2	43%	37%	9bps
Other	(0.24%)	0.03%	(0.21%)	(1bp)	(46bps)	(0.68%)	(48.1)	(13%)	(13%)	7bps
Group Impact	**2.13%**	**0.01%**	**2.14%**			**2.33%**	**375.1**	**100%**	**100%**	**19bps**

52
National Australia Bank

Net interest margin flat for the September 2006 half

	Mar 06 HY				Sep 06 HY	AIEA	% of Group AIEA		
	Reported NIM	Disposed Ops NIM Impact	Ongoing NIM	NIM Change	Ongoing NIM	Sep 06 HY $bn	Mar 06 HY	Sep 06 HY	Impact on Group NIM
Australian Banking	2.37%	0.05%	2.42%	(3bps)	2.39%	208.9	53%	54%	0bps
UK Region	3.64%	0.04%	3.68%	(27bps)	3.41%	56.3	13%	15%	0bps
New Zealand Region	2.54%	0.10%	2.64%	(13bps)	2.51%	30.6	9%	8%	(3bps)
nabCapital	0.64%	0.00%	0.64%	7bps	0.71%	140.7	37%	36%	2bps
Other	(0.80%)	0.09%	(0.71%)	2bps	(0.69%)	(49.4)	(12%)	(13%)	1bps
Group Impact	**2.31%**	**0.02%**	**2.33%**		**2.33%**	**387.1**	**100%**	**100%**	**0bp**

53

National Australia Bank

Volume growth across the Group Jun 06 Dec 05 Sep 05 Mar 06 % Housing Business Personal Retail Deposits UK Region (quarterly average) Australian Banking (quarterly average) % Housing Business (incl Bill Acceptances) Personal Lending Retail deposits Sep 06 Housing Business Personal Retail Deposits % NZ Region (quarterly average) (2) 0 2 4 6 8 10 1 2 3 4 0 5 6 7 2 4 6 0 (2)

FULL YEARRESULTS 06www.nabgroup.com Divisional Performance Margins

0.03% (0.04%) 0.00% (0.01%) 0.05% (0.02%) (0.01%) (0.03%) 0.00% (0.01%) Mar 06 HY Basis Risk Lending vs Deposit Growth Sep 06 HY Other Portfolio Impacts Effective Yield Other NII Basis Risk Product Margin Mix Product Margin Mix Lending Deposits 2.42% 2.39% 0.01% Capital Benefit Australian banking net interest margin down 3bps in the September 2006 half

2.52% (0.14%) 0.04% (0.06%) (0.01%) (0.01%) 0.01% (0.02%) (0.01%) 0.07% 0.04% 2.41% Sep 05 FY AIFRS Basis Risk Lending vs Deposit Growth Sep 06 FY Custo. Secur. exit Effective Yield Other NII Basis Risk Product Margin Mix Product Margin Mix Lending Deposit (0.03%) Other Portfolio Impacts Core Free Funds 0.00% Capital Benefit Australian banking net interest margin down 11bps in the September 2006 year (up 3bps underlying)0.01% 0.00%

(0.04%) 0.02% (0.06%) (0.01%) (0.03%) (0.07%) Product Margin Mix Basis Risk Product Margin Mix Basis Risk 3.41% (0.14%) 0.01% 3.68% 0.00% Mar 06 HY Sep 06 HY Lending vs Deposit Growth Core Free Funds Other NII Lending Deposit (0.01%) Treasury 0.06% Capital Benefit UK Region net interest margin down 27bps in the September 2006 half

(0.19%) 0.05% (0.07%) (0.17%) (0.03%) (0.09%) (0.15%) Product Margin Mix Basis Risk Product Margin Mix Basis Risk 3.54% 3.83% 0.10% Sep 05 FY AIFRS Impact Sep 06 FY Lending vs Deposit Growth Other NII (0.09%) Irish Sale Proceeds * Ongoing operations. 0.24% Core Free Funds 0.00% (0.01%) Capital Benefit Lending Deposit UK Region* net interest margin down 29bps in the September 2006 year (down 44 underlying)Treasury 0.12%

(0.07%) (0.02%) (0.02%) Product Margin Mix (0.02%) Product Margin Mix (0.02%) 2.64% Mar 06 HY Lending vs Deposit Growth 2.51% Sep 06 HY Basis Risk (0.00%) Basis Risk 0.00% 0.00% Core Free Funds 0.02% Capital Benefit 0.00% Other NII Lending Deposit New Zealand Region net interest margin down 13bps in the September 2006 half

Sep 05 FY AIFRS Effective Yield Product Margin Mix Product Margin Mix Lending vs Deposit Growth 0.03% 0.04% 2.67% (0.07%) (0.05%) (0.04%) (0.06%) Deposit Basis Risk 0.00% (0.00%) 0.01% 2.57% Sep 06 FY Other NII Basis Risk Lending Core Free Funds 0.00% Capital Benefit 0.04% New Zealand Region net interest margin down 10bps in the September 2006 year

FULL YEARRESULTS 06www.nabgroup.com Further information – Australian Region

Improvements in customer satisfaction over the year MFI personal customer satisfaction, September 2006 Percentage & Percentage Point ChangeNote: * Satisfaction is based on customers who answered very or fairly satisfied, 6 months moving average; Personal/Roy Morgan Base: 14 years + ^Total market includes Banks, Building Societies and Credit Unions Source: Roy Morgan Research, TNS Business Finance Monitor -0.3 +0.2 +0.4 -2.2 +2.7 -1.1 Annual change (Sep 05 – Sep 06) +0.5 +1.1 +0.4 +0.2 +4.5 +1.1 Half year change (Sep 05 – Mar 06) -0.8 -0.9 0.0 -2.4 -1.8 -2.2 Half year change (Mar 06 - Sep 06) 68.7 Average of 4 major banks 65.4 Major bank 4 69.2 Major bank 3 73.7 Total market^ 69.8 NAB 75.5 Major bank 1 % of each institutions’ MFI Customers who are satisfied*

Australian Region Revenue momentum NAB volume growth September YoY percentage change Volume growth remains strongChange in market share, Sep 05—Sep 06 Basis points Market share Customer numbers have continued to grow Australian bank net interest margin Net Interest Margin* (incl. acceptances) Margin impact has been limited2004200520061 3 1 2 2 4 102.1 39.8 0.6 54.9 110.2 4.3 Market rankNAB volume ($b)Australian bank customer numbersMillions Sep 05Mar 06Sep 06Business lending (inc bills)*Household deposits**Business deposits**Individual risk***Housing lending (ind sec.)**Retail funds (exc cash mgt)+Credit cards**Business lending (inc bills)*Individual risk***Housing lending (inc securitisn)**Retail funds (exc cash mgt) +,++Household deposits**Credit cards*Source/Note:*NAB (RBA Financial Aggregates definitions) includes bank held bills, **APRA Monthly Banking Statistics, ***DEXX&R Life Analysis (2006 data – Jun 05 to Jun 06), +Plan for Life Market Share & Dynamics 2006 data – Jun 05 to Jun 06) Source/Note: *NAB (RBA Financial Aggregates definitions), includes bank held bills, **APRA Monthly Banking Statistics Sep 06***DEXX&R Life Analysis (as at Jun 06), +Plan for Life Market Share & Dynamics (as at Jun 06), change in market share refers to the period Jun 05 to Jun 06.++Note reallocation of wholesale and previously unreported FUM inflated the retail system and distorted market share impacts Source: InternalNote:* Ongoing basis Source: Internal5137131414158101419119161311173472332-22-31-46453.954.004.054.104.154.20Sep-04Mar-05Sep-05Mar-06Sep-062.422.392.37

 24.3% 16.7% 15.4% 25.7% 26.5% 13.3% + Includes nabCapital ^ Excludes Bank Held Bills * Ranking among authorised deposit taking institutions Source: APRA Monthly Banking Statistics / National (September 2006) Mar 04 Rank at Sep 06* Market share 22.0% 17.0% 17.8% 26.2% 27.7% 13.6% #1 #2 #4 #1 #1 #3 Mar 05 22.9% 16.6% 16.3% 25.9% 26.6% 13.3% Sep 04 Business Lending (incl Bills^)+ Housing (incl Securitisation) Credit Cards Other Personal Lending Business Deposits Household Deposits Sep 05 Mar 06 24.4% 16.6% 15.1% 24.7% 26.8% 13.5% 21.6% 16.5% 16.7% 25.8% 27.7% 13.4% Sep 06 24.1% 16.4% 15.0% 23.8% 24.9% 13.6% Australian Banking: market share

Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 30 June 2006 DEXX&R Life Analysis Reports as at 30 June 2006 Master Funds Market Share plus flows0%4%8%12%16%20%24%Sep-03Dec-03Mar-04Jun-04Sep-04Dec-04Mar-05Jun-05Sep-05Dec-05Mar-06Jun-06 FUM market share Attrition rate Annual Inflows market share 0% 4% 8% 12% 16% 20% 24% Sep- 03 Dec- 03 Mar- 04 Jun- 04 Sep- 04 Dec- 04 Mar- 05 Jun- 05 Sep- 05 Dec- 05 Mar- 06 Jun- 06 Insurance - Risk Market ShareInforce premium market share New sales market share Wealth Management Australia - market share

Commonwealth / Colonial Group National Australia / MLC Group AMP Group ING Australia Group BT / Westpac Group Industry average Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 30 June 2006 Wealth Management Australia - inflows and attritionShare of annual inflows - Master Funds0%2%4%6%8%10%12%14%16%18%Sep- 03 Dec- 03 Mar- 04 Jun- 04 Sep- 04 Dec- 04 Mar- 05 Jun- 05 Sep- 05 Dec- 05 Mar- 06 Jun- 06 0% 5% 10% 15% 20% 25% 30% 35% 40% Sep- 03 Dec- 03 Mar- 04 Jun- 04 Sep- 04 Dec- 04 Mar- 05 Jun- 05 Sep- 05 Dec- 05 Mar- 06 Jun- 06 Attrition Rate - Master Funds

Cross-selling success

Increased Investment products Banking channel penetration

Percentage of Wealth retail sales through Bank channel - Investment products



24
26
31
33
2003
2004
2005
2006

Source: Internal, MAFF Investment sales as a percentage of total Wealth Management retail sales

Growth in Banking originate Investment sales

YoY growth of Banking originated investment sales

Percentage



-32
11
28
31
2003
2004
2005
2006

Source: Internal, MAFF Investment sales

Increased Insurance products Banking channel penetration

Percentage of Wealth planner network sales through Bank channel - Protection products*



30
33
39
46
2003
2004
2005
2006

Note: * Banking MAFF generated Personal Protection Portfolio and Loancover sales as a percentage of total Wealth Personal Protection Portfolio and Loancover planner network sales. Also only Banking sold Loancover.

Source: Internal

Growth in Banking originated Insurance sales

YoY growth of Banking originated protection sales

Percentage



-6
-9
22
35
2003
2004
2005
2006

Note: * Based on Personal Protection Portfolio and Loancover products sold through Banking/ MAFF.

Source: Internal

68

National Australia Bank

Cost constraint and productivity improvements progressing

Cost growth constrained


Total operating expenses
$m
Australian Bank
1,721
1,712
1,682
Sep 05
Mar 06
Sep 06
Wealth Management
361
345
375
Sep 05
Mar 06
Sep 06

Banking cost to income ratio improving


Australian Banking cost/income ratio
Percentage
54.3
52.9
49.4
Sep 05
Mar 06
Sep 06

Improved Banking productivity


Australian Banking cost efficiency
BAU Cost/Ave IEA, Percentage
-4.8%
-5.0%
Sep 05
Mar 06
Sep 06
Australia Banking labour productivity
Ave IEA/BAU FTE, $m
4.6%
8.0%
Sep 05
Mar 06
Sep 06

Improved Wealth Management productivity


Wealth Management cost efficiency
Cost/FUM, Percentage
-8.7%
0.0%
46
42
42
Sep 05
Mar 06
Sep 06
Wealth Management labour productivity
Revenue per BAU FTE, $m
-1.9%
7.6%
Sep 05
Mar 06
Sep 06

69
National Australia Bank

Asset qualityB&DD provisions Net write-offs 90 days past due, Write-offs, Bad & doubtful debts as a percentage of Gross Loan and Acceptances PercentageSource: Internal 90 dpd

Low Doc Loans $2.0bn outstanding LVR capped at 60% (without LMI) Inner City Apartments $2.6bn outstanding 90 days past due improving Origination source - Flows Sep 05 Mar 06 Proprietary 70% 72% Introducer 12% 12% Broker 18% 16% Sep 06 77% 9% 14% Australian Housing metrics

Inner City ApartmentsInvestment housingHousing portfolio segmentation for Australia March 2006Owner occupier housing Majority of growth attributable to owner occupied housing.62%36%2%Housing portfolio segmentation for Australia September 200662%36%2%Housing Segmentation - Australia

FULL YEARRESULTS 06www.nabgroup.com Capital

AIFRS introduced for capital purposes from 1 July 2006 Final impact in line with earlier estimates AIFRS impact on regulatory capital was significantUK defined benefit scheme Prepaid pension asset WM value-in-force, at acquisition WM historical adjustment re NAFiM Other Credit provisioning Capitalised software Total (0.6) (0.6) (1.5) (0.2) (0.3) 0.3 (0.7) (3.6) (0.6) (0.6) (1.5) (0.2) (0.3) 0.2 (0.6) (3.6) 1 July 06 March 06 Tier 1 impact - $bn

5.73 5.35 5.77 0.75 0.04 4.75 5.25 5.75 6.25 6.75% (0.49) (0.30) (0.62) (0.02) (0.02) 0.24 ACE Mar 06 Cash earnings before significant items & distributions Dividend and distribu- tions Deconsol. Of WM profit net of dividends Other Change in RWA FX impact AIFRS Sale of Controlled Entities ACE Sep 06 ACE capital movement Organic Inorganic

Well diversified funding portfolio 2006 Term Funding By Issuer (Total A$35bn) NAB 80% BNZ 8% Clydesdale 11% Wealth Management 1% 2006 Term Funding By Currency (Total A$35bn) AUD 16% CAD 1% CHF 3% EUR 20% GBP 13% HKD 2% JPY 1% NZD 1% USD 43% 2006 Term Funding By Product (Total A$35bn) Private Placements 21% Structured MTNs 2% Public - GMTN 23% Public - A$Domestic 4% Public - US (144a) 10% Extendible Notes 11% CLO 10% Sub-debt GMTN 8% Sub-debt A$Domestic 1% Securitisation 10% 2006 Term Funding By Investor Region (Public Deals Only) Australia 11% Asia 8% Europe 21% USA 29% UK 31%

FULL YEARRESULTS 06www.nabgroup.com The following slides contain forward looking statements. Refer to disclaimer on page 80 Economic Outlook

Global growth slows to trend pace Lagged effects of tighter monetary policy & high oil prices US & Europe slow China & emerging Asia continue to grow faster Inflationary concerns dissipate Cash rates to go on holdGlobal economy Growth returns to trend Global GDP Growth - 12 Months to 012345678910Mar-96Mar-98Mar-00Mar-02Mar-04Mar-06EMERGING ASIA EURO ZONE USAWORLD

Economic outlookOverall,a solid environment - sustained economic growth & low unemployment. In 2007, we expect economic growth (GDP) of 2½% in Australia, 2¾ % in UK, but only 1½ % in New Zealand - similar to the outcomes in 2006. That said, slower domestic activity in both Australia and NZ is forecast to be offset by a pickup in exports. Overall system credit growth across our key markets is expected to slow to around 10½% in 2007 - reflecting some moderation in both business and household credit growth. Underlying inflation pressures are expected to ease in both Australia and New Zealand reflecting slower domestic demand and to a lesser extent in the UK. Reflecting this economic outlook, the RBA is expected to go on hold after raising rates further in early November; the RBNZ is also forecast to leave cash rates unchanged; and the UK Monetary Policy Committee is likely to raise rates again in the next few months, before going on hold.

Macro risks to economic outlook estimates US “Hard Landing” - A severe downturn in housing markets and flow on to equity markets could see a marked slow down in US and in turn global activity. Geopolitics - Both political, oil & trade tensions continue to overhang the outlook. New Zealand’s economic outlook is still hard to read - with significant volatility in the currency and interest rate expectations. High household leverage - high household gearing, leaves some consumers vulnerable to higher interest rates and/or an unexpected loss of jobs. Commodity prices are very high and providing a significant boost to Australian & New Zealand incomes and asset markets. Our forecasts allow for some modest falls during 2007. Extreme movements in either direction could complicate policy responses and economic outcomes in Australia & NZ.Drought - continued poor seasonal conditions in Australia. Our forecasts assume a break in the drought during the first half of 2007.

Disclaimer This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 3rd November, 2006. It is information in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •3 November 2006	Name:	Brendan T Case
	Title:	Associate Company Secretary